Exhibit 11.0

Computation of per Share Earnings

	Three Months Ended March 31,
	2004	2003
Net Income	$1,653,929	$1,236,765

Average shares outstanding	2,045,367	1,960,824

Basic earnings per share	$.78	$.63

Net Income	$1,653,929	$1,236,765

Average shares outstanding	2,045,367	1,960,824
Net effect of dilutive stock options	66,096	19,123

Adjusted shares outstanding	2,111,463	1,979,947

Basic earnings per share	$.81	$.62